AMENDED AND RESTATED OPERATING AGREEMENT

OF HIGHWAY LLC
(a South Carolina Limited Liability Company)

Effective as of January 1, 2026

RECITALS

WHEREAS, HIGHWAY LLC (THE "COMPANY") WAS ORIGINALLY FORMED AS A SINGLE-MEMBER LIMITED LIABILITY COMPANY ON NOVEMBER 17, 2006, UNDER THE LAWS OF THE STATE OF SOUTH CAROLINA;

WHEREAS, THE MEMBERS DESIRE TO AMEND AND RESTATE THE EXISTING OPERATING AGREEMENT IN ITS ENTIRETY TO REFLECT THE CURRENT OWNERSHIP OF THE COMPANY, AUTHORIZE THE ISSUANCE OF COMMON UNITS AND PREFERRED UNITS, AND SET FORTH THE MEMBERS' RESPECTIVE RIGHTS, DUTIES, AND OBLIGATIONS;

NOW, THEREFORE, IN CONSIDERATION OF THE MUTUAL COVENANTS CONTAINED HEREIN, THE MEMBERS AGREE AS FOLLOWS:

ARTICLE I: FORMATION AND NAME

1.1 Name.

The name of the Company is Highway LLC.

1.2 Principal Office.

The principal office of the Company shall be 2075 N Rugby Road, Hendersonville, NC 28791, or such other place as determined by the Managing Members.

1.3 Registered Agent.

The registered agent of the Company in the State of South Carolina shall be Jason Stevens, Stevens Law Firm, 260 West Coleman Blvd, Suite D, Mt. Pleasant, SC 29464, or such other registered agent as may be designated by the Company from time to time.

1.4 Formation.

The Company was formed on November 17, 2006, under the South Carolina Uniform Limited Liability Company Act, as amended from time to time (the "Act").

ARTICLE II: PURPOSE

2.1 Business Purpose.

The Company may engage in any lawful business activity, including but not limited to real estate investment, hospitality development, ownership and management of SKYLARANNA Resort & SPA and related ventures, and the issuance of membership interests or other equity securities as determined by the Managing Members and permitted by applicable law.

2.2 Authorization to Issue Preferred Units.

The Company is authorized to issue Convertible Preferred Units, the terms, rights, preferences, and restrictions of which shall be as set forth in this Agreement and in such resolutions, schedules, supplements, joinders, or other written instruments approved by the Managing Members in accordance with this Agreement and applicable law.

ARTICLE III: MEMBERSHIP INTERESTS

3.1 Authorized Units.

    (a) 4,000,000 Common Units; and

    (b) 4,000,000 Preferred Units.

3.2 Initial Issuance.

As of the Effective Date, the following Units are issued and outstanding:

- Kevin J. High – 1,050,000 Common Units
- Anna S. High – 1,050,000 Common Units

3.3 Unissued Units.

The balance of authorized but unissued Units may be issued from time to time as determined by the Managing Members, in accordance with this Agreement and applicable law.

3.4 Classes of Units.

(a) Common Units. Common Units shall represent the standard equity ownership interests of the Company and shall carry such voting, economic, and other rights as set forth in this Agreement.

(b) Preferred Units. Preferred Units shall constitute a separate class of Units having such conversion, distribution, liquidation, voting, and other rights, preferences, limitations, and privileges as are set forth in this Agreement or as otherwise approved by the Managing Members in accordance with this Agreement and applicable law.

3.5 Capital Contributions.

Each Member shall make the capital contributions set forth in Exhibit A or Exhibit D, as applicable. No Member shall be required to make any additional capital contribution unless approved by the Managing Members.

ARTICLE IV: MANAGEMENT

4.1 Management by Managing Members.

The Company shall be managed by its Managing Members. The initial Managing Members are:

- Kevin J. High
- Anna S. High

4.2 Powers of Managing Members.

The Managing Members shall have full authority, power, and discretion to manage and control the business and affairs of the Company, including, without limitation, the authority to:

(a) conduct the daily operations of the Company;

(b) authorize the issuance of Units;

(c) approve major expenditures, contracts, financings, acquisitions, dispositions, or sales;

(d) hire officers, managers, employees, independent contractors, or agents;

(e) open and maintain Company bank accounts;

(f) execute agreements and instruments on behalf of the Company; and

(g) take any and all actions necessary or advisable to carry out the purposes of the Company.

4.3 Voting Rights.

(a) Common Units. Holders of Common Units shall have voting rights in proportion to the number of Common Units held, except as otherwise provided in this Agreement.

(b) Preferred Units. Holders of Preferred Units shall have such voting rights as are expressly provided in this Agreement or in the terms applicable to such Preferred Units.

4.4 Meetings.

Annual or special meetings of Members may be held upon notice given by the Managing Members. Any action permitted to be taken at a meeting may be taken without a meeting if evidenced by written consent signed by the Members holding the required voting power.

ARTICLE V: DISTRIBUTIONS AND ALLOCATIONS

5.1 General Distributions.
Subject to the rights of any Preferred Units and to applicable law, distributions shall be made to the Members pro rata in accordance with their respective ownership interests as determined by the Managing Members.

5.2 Preferred Distributions.
Holders of Preferred Units shall be entitled to such distributions, preferences, and priorities as are set forth in this Agreement or in the terms applicable to such Preferred Units.

5.3 Tax Allocations.
Profits, losses, and other tax items of the Company shall be allocated among the Members in accordance with their respective ownership interests, adjusted as necessary to reflect changes during the applicable tax year and in compliance with the Internal Revenue Code and applicable Treasury Regulations.

5.4 Tax Matters.
The Managing Members shall designate the "Partnership Representative" for the Company for federal and state tax purposes, and such person shall have the authority granted under applicable law.

ARTICLE VI: MEMBERSHIP CHANGES

6.1 Admission of New Members.
New Members may be admitted to the Company only with the approval of the Managing Members and upon execution of a joinder, counterpart signature page, or other written instrument by which such person agrees to be bound by this Agreement.

6.2 Transfers.
No Member may sell, assign, pledge, encumber, or otherwise transfer any Units without the prior written consent of the Managing Members, except to permitted transferees, including family trusts or affiliates, and then only if such transferee agrees in writing to be bound by this Agreement.

6.3 Right of First Refusal.
If any Member proposes to transfer any Units to a third party, the Company shall first have the right, but not the obligation, to purchase such Units on the same terms. If the Company does not exercise such right, the remaining Members shall then have the right, but not the obligation, to purchase such Units on the same terms, pro rata or in such proportions as they may agree.

6.4 Drag-Along and Tag-Along Rights.
If Members holding at least seventy-five percent (75%) of all outstanding voting Units approve a sale of the Company or substantially all of its assets, all Members shall take all reasonably necessary actions to participate in such transaction on the same terms and conditions, subject to customary exceptions. Minority Members shall have the right to participate on the same economic terms in any sale by a majority or controlling group of Members, to the extent applicable.

ARTICLE VII: RIGHTS AND DUTIES

7.1 Limited Liability.
No Member or Managing Member shall be personally liable for the debts, liabilities, or obligations of the Company beyond such Member's agreed capital contribution, except as otherwise required by law or expressly agreed in writing.

7.2 Indemnification.
To the fullest extent permitted by law, the Company shall indemnify and hold harmless each Member, Managing Member, officer, employee, or agent of the Company from and against any losses, claims, damages, liabilities, expenses, judgments, fines, settlements, and other amounts arising from any act or omission performed on behalf of the Company and in a manner reasonably believed to be within the

scope of authority conferred by this Agreement, except for acts involving fraud, willful misconduct, gross negligence, or a knowing violation of law.

7.3 Books and Records.

Complete books and records of the Company shall be maintained at the principal office of the Company or at such other location as determined by the Managing Members. Each Member shall have the right, upon reasonable notice and during normal business hours, to inspect and copy such books and records to the extent permitted by law.

7.4 Bank Accounts.

All funds of the Company shall be deposited in the name of the Company in such bank accounts or investment accounts as are designated by the Managing Members. Withdrawals and disbursements shall be made only in the manner authorized by the Managing Members.

ARTICLE VIII: DISSOLUTION AND WINDING UP

8.1 Events of Dissolution.

The Company shall be dissolved upon the first to occur of the following:

   (a) the written consent of Members holding one hundred percent (100%) of the outstanding voting Units, unless a lesser percentage is otherwise permitted by law;

   (b) the sale or other disposition of substantially all of the Company's assets;

   (c) the entry of a decree of judicial dissolution; or

   (d) any other event requiring dissolution under the Act.

8.2 Liquidation and Winding Up.

Upon dissolution, the Managing Members, or any other person required by law, shall wind up the affairs of the Company and shall apply and distribute the assets of the Company in the following order of priority:

   (a) first, to creditors of the Company, including Members or affiliates that are creditors, to the extent permitted by law, in satisfaction of Company liabilities;

   (b) second, to holders of Preferred Units in accordance with any applicable preferences, priorities, or accrued but unpaid distributions;

   (c) third, to the holders of Common Units, pro rata in accordance with their respective ownership interests, unless otherwise provided herein.

ARTICLE IX: MISCELLANEOUS

9.1 Amendments.

This Agreement may be amended only by written consent of Members holding at least seventy-five percent (75%) of all outstanding voting Units; provided, however, that any amendment materially and adversely affecting the rights, preferences, or privileges of a class of Units shall also require such approval of that class as may be required by this Agreement or applicable law.

9.2 Governing Law.

This Agreement shall be governed by and construed in accordance with the laws of the State of South Carolina, without regard to conflicts of law principles.

9.3 Confidentiality.

Each Member shall keep confidential all non-public information concerning the Company and its business affairs, except as disclosure may be required by law or reasonably necessary in connection with the Member's relationship to the Company.

9.4 Arbitration.

Any dispute arising under or related to this Agreement that is not resolved by mediation shall be submitted to binding arbitration in Charleston County, South Carolina, in accordance with the rules of the American Arbitration Association or such other rules as the parties may agree.

9.5 Severability.

If any provision of this Agreement is held to be invalid or unenforceable, the remaining provisions shall continue in full force and effect to the maximum extent permitted by law.

9.6 Entire Agreement.

This Agreement constitutes the entire agreement among the Members with respect to the subject matter hereof and supersedes all prior and contemporaneous oral and written agreements and understandings relating thereto.

9.7 Counterparts.

This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument. Signatures delivered electronically or by PDF shall be deemed effective as originals.

SIGNATURES

Members:

Kevin J. High, Managing Member
Date: _____ 1/1/2026 _____

Anna S. High, Managing Member
Date: _____ 1/1/2026 _____

For the Company:
HIGHWAY LLC

By: _____
Name: Kevin J. High
Title: Managing Member
Date: _____ 1/1/2026 _____

EXHIBIT A – MEMBERSHIP INTERESTS

This Exhibit A reflects the ownership of the Company as of the Effective Date. It may be updated by the Managing Members as new Members are admitted or as Units are issued or transferred in accordance with this Agreement.

Member Name	Address	Capital Contribution	Units / Class
Kevin J. High	2075 N Rugby Road, Hendersonville, NC 28791	$1,000	1,050,000 Common
Anna S. High	2075 N Rugby Road, Hendersonville, NC 28791	$1,000	1,050,000 Common
[Investor Name]	[Address]	$[●]	[●] Preferred
[Additional Member]	[Address]	$[●]	[●] [Common/Preferred]

Unit Class	Authorized	Issued / Available
Common Units	4,000,000	Issued: 2,100,000 | Available: 1,900,000
Preferred Units	4,000,000	Issued: [●] | Available: [●]

EXHIBIT B – PREFERRED UNIT TERMS

The following summarizes the rights, preferences, and privileges of the Company's Preferred Units. These terms shall be governed by this Agreement and may be supplemented or implemented by resolutions of the Managing Members, joinder agreements, schedules of issuance, subscription or purchase documents, or other written Company-approved instruments, provided that no such instrument shall conflict with this Agreement or applicable law.

1. Authorized Preferred Units.

The Company is authorized to issue up to 4,000,000 Preferred Units, or such other number as may be authorized by amendment to this Agreement or otherwise permitted by applicable law.

2. Voting Rights.

(a) Preferred Members shall have such voting rights as are expressly granted in this Agreement or in the terms applicable to the applicable issuance of Preferred Units.

(b) Any amendment that materially and adversely affects the rights of Preferred Members as a class shall require approval of at least a majority of the outstanding Preferred Units, unless a greater vote is required by applicable law or by the specific terms applicable to such Units.

3. Distributions.

(a) Preferred Members may receive distributions before distributions are made to holders of Common Units, if and to the extent provided in the terms applicable to the Preferred Units.

(b) Preferred Members may be entitled to a preferred return, fixed distribution percentage, or other economic preferences, if approved by the Managing Members and set forth in the terms applicable to such Preferred Units.

4. Liquidation Preference.

Upon any liquidation, dissolution, or winding up of the Company, and after payment of creditors of the Company, holders of Preferred Units shall be entitled to receive such liquidation preference as may be provided in the terms applicable to their Preferred Units, including, if so provided, return of capital contributions and any accrued but unpaid preferred distributions, before any distribution is made to holders of Common Units.

5. Conversion Rights.

(a) Preferred Units may be convertible into Common Units on a one-for-one basis or on such other basis as may be approved by the Managing Members and set forth in the terms applicable to such Preferred Units.

(b) Conversion rights may be voluntary, automatic, conditional, or event-based, as set forth in the terms applicable to the Preferred Units, including adjustments for splits, reorganizations, recapitalizations, or similar events.

6. Transfer Restrictions.

Preferred Units may not be transferred without the prior written consent of the Managing Members, except to permitted transferees, including family trusts or affiliates, and then only if such transferee agrees in writing to be bound by this Agreement.

7. Information Rights.

Holders of Preferred Units may be entitled to receive annual financial statements, tax reports, periodic business updates, or other information, to the extent provided in this Agreement, in the terms applicable to such Preferred Units, or as otherwise determined by the Managing Members.

8. Anti-Dilution Protections.

If approved by the Managing Members for a particular issuance of Preferred Units, anti-dilution protections may apply. The specific mechanics of any such protection, including whether weighted average, full-ratchet, or another method applies, shall be determined by the Managing Members and set forth in the applicable unit issuance documents or other written Company approvals for the relevant issuance.

EXHIBIT C – NEW MEMBER SIGNATURE PAGE

Pursuant to the Operating Agreement of Highway LLC, a South Carolina limited liability company (the "Company"), the undersigned hereby agrees to become a Member of the Company, effective as of the date set forth below, and to be bound by all of the terms and provisions of the Operating Agreement, as amended from time to time.

Name of New Member	_____
Address	_____ _____
Email	_____
Phone Number	_____
Date	_____

_____

Signature: _____

Printed Name: _____

Date: _____

Acknowledged by the Company

_____

By: _____

Name: _____

Title: _____

Date: _____

EXHIBIT D – MEMBERS AND CAPITAL CONTRIBUTIONS

Member Name	Class of Membership	Capital Contribution	Number of Units	Date of Contribution
Kevin J. High	Managing Common Units	$1,000	1,050,000	11/6/2006
Anna S. High	Managing Common Units	$1,000	1,050,000	2/4/2016
Investor 1	Preferred Units	$[Amount]	[Units]	[Date]
Investor 2	Preferred Units	$[Amount]	[Units]	[Date]
Investor 3	Preferred Units	$[Amount]	[Units]	[Date]
Investor 4	Preferred Units	$[Amount]	[Units]	[Date]
Investor 5	Preferred Units	$[Amount]	[Units]	[Date]
Investor 6	Preferred Units	$[Amount]	[Units]	[Date]
Investor 7	Preferred Units	$[Amount]	[Units]	[Date]
Investor 8	Preferred Units	$[Amount]	[Units]	[Date]
Investor 9	Preferred Units	$[Amount]	[Units]	[Date]
Investor 10	Preferred Units	$[Amount]	[Units]	[Date]
Investor 11	Preferred Units	$[Amount]	[Units]	[Date]